Filed pursuant to Rule 433

Free Writing Prospectus dated March 26, 2020

Registration Statement No. 333-233595

Pricing Term Sheet

The Walt Disney Company

3.057% Notes due 2027

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s preliminary prospectus supplement dated March 26, 2020 (the “Prospectus Supplement”), the accompanying prospectus dated September 3, 2019 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company (the “Company”)

Guarantor:	TWDC Enterprises 18 Corp.

Title of Securities:	3.057% Notes due 2027

Offering Format:	The Notes will be registered with the US Securities and Exchange Commission. The Notes are being offered in each of the provinces of Canada on a private placement basis under a Canadian offering memorandum dated March 26, 2020, which will include the Prospectus.

Expected Ratings*:	A2 (stable outlook) by Moody’s / A (negative outlook) by S&P / A (negative outlook) by Fitch

Issue Size:	C$1,300,000,000

Pricing Date:	March 26, 2020

Settlement Date (T+2):	March 30, 2020

Maturity Date:	March 30, 2027

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.

Coupon:	3.057% payable semi-annually in arrears in equal installments on March 30 and September 30 of each year, commencing September 30, 2020

Regular Record Dates:	March 16 or September 16, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date.

Issue Yield:	3.057%

Issue Price:	C$100.00

Spread to GoC Benchmark:

+230 bps vs. the interpolated GoC Curve (CAN 1.50% June 1, 2026 and CAN 1.00% June 1, 2027)

+230.5 bps which includes a 0.5 bps curve adjustment vs. CAN 1.50% June 1, 2026 (priced at $104.50 to yield 0.752%)

Optional Redemption:

The Notes may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time prior to the Maturity Date, at a redemption price equal to the greater of the following amounts:

(1) 100% of the principal amount of the Notes to be redeemed; or

(2) the Canada Yield Price,

plus, in the case of both clauses (1) and (2) above, any accrued and unpaid interest on the principal amount of the Notes being redeemed to such redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Company as of the third business day (as defined in the Preliminary Prospectus Supplement) prior to the redemption date of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the Maturity Date of the Notes using as a discount rate the sum of the Government of Canada Yield on such business day plus 57.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Company, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Maturity Date

Sales Restrictions:	Available for sale in Canada to “accredited investors” and in certain circumstances also to “permitted clients”, each as defined under applicable Canadian provincial securities laws, and on a private placement basis subject to applicable law. Available for sale in the U.S. as the notes are registered with the SEC. Resales in Canada will be subject to resale restrictions.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, including the repayment of indebtedness (including commercial paper).

Proceeds to the Company:	Approximately C$1,295,190,000 (after deducting the underwriting discounts but before deducting estimated offering expenses payable by the Company).

CUSIP:	254687FU5

ISIN:	CA254687FU53

Joint Book-Running Managers:	Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc., RBC Dominion Securities Inc.

*

Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirely by, reference to the Company’s preliminary prospectus supplement dated March 26, 2020 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated September 3, 2019 (the “Prospectus”) or, if you are in Canada, the Company’s preliminary Canadian offering memorandum dated March 26, 2020, which includes the Preliminary Prospectus Supplement and the Prospectus (the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Merrill Lynch Canada Inc. by telephone (toll-free) at 1-800-294-1322, HSBC Securities (Canada) Inc. at 1-866-811-8049, and RBC Dominion Securities Inc. (collect) at 1-416-842-6331